Exhibit 99.3

TRIP.COM GROUP LIMITED

(Incorporated in the Cayman Islands with limited liability)

(Nasdaq: TCOM and HKEX: 9961)

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Form of Proxy for Annual General Meeting

To Be Held on June 30, 2023

(or any adjourned or postponed meeting thereof)

Introduction

This form of proxy (the “Form of Proxy”) is furnished in connection with the solicitation by the board of directors (the “Board”) of Trip.com Group Limited, a Cayman Islands company (the “Company”), of proxies from the holders of the issued and outstanding ordinary shares, par value US$0.00125 per share, of the Company (the “Ordinary Shares”) to be exercised at the annual general meeting of the Company (the “AGM”) to be held at Building 16, 968 Jin Zhong Road, Shanghai 200335, People’s Republic of China, on June 30, 2023 at 2:00 p.m. (Hong Kong time), and at any adjourned or postponed meeting thereof, for the purposes set forth in the accompanying Notice of Annual General Meeting (the “AGM Notice”).

Holders of the Company’s Ordinary Shares at the close of business on June 1, 2023 (Hong Kong time) are entitled to notice of, and to vote at, the AGM or any adjournment or postponement thereof. Holders of the Company’s American depositary shares (“ADSs”) as of the close of business on June 1, 2023 (New York time) who wish to exercise their voting rights for the underlying Ordinary Shares represented by their ADSs must act through the depositary of the Company’s ADS program, The Bank of New York Mellon. In respect of the matters requiring shareholders’ vote at the AGM, each Ordinary Share is entitled to one vote. The quorum of the AGM consists of one or more shareholders (in the case that the Company has only one shareholder of record, then that one shareholder) holding Ordinary Shares which represent, in aggregate, not less than ten per cent of the votes attaching to all issued and outstanding Ordinary Shares.

A proxy need not be a shareholder of the Company. A shareholder entitled to attend and vote at the AGM is entitled to appoint one or more proxies to attend and vote in his/her stead. The Ordinary Shares represented by all properly executed proxies returned to the Company will be voted at the AGM as indicated or, if no instruction is given, the holder of the proxy will vote the Ordinary Shares in his discretion, unless a reference to the holder of the proxy having such discretion has been deleted and initialed on this Form of Proxy. Where the Chairman of the AGM acts as proxy and is entitled to exercise his discretion, he is likely to vote the shares FOR the resolution. As to any other business that may properly come before the AGM, all properly executed proxies will be voted by the persons named therein in accordance with their discretion. The Company does not presently know of any other business that may come before the AGM. However, if any other matter properly comes before the AGM, or any adjourned meeting thereof, which may properly be acted upon, unless otherwise indicated the proxies solicited hereby will be voted on such matter in accordance with the discretion of the proxy holders named therein. Any person giving a proxy has the right to revoke it at any time before it is exercised (i) by filing a duly signed revocation at the address set forth below, with a copy delivered to the Company’s office at 10/F, Building 16, 968 Jin Zhong Road, Shanghai 200335, People’s Republic of China, or (ii) by voting in person at the AGM.

To be valid, this Form of Proxy must be completed, signed and returned to Computershare Hong Kong Investor Services Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong no later than 48 hours before the time of the AGM to ensure your representation at the AGM.

TRIP.COM GROUP LIMITED

(Incorporated in the Cayman Islands with limited liability)

(Nasdaq: TCOM and HKEX: 9961)

Form of Proxy for Annual General Meeting

To Be Held on June 30, 2023

(or any adjourned or postponed meeting thereof)

I/We _________________________________________________________________________ of ___________________________________________________________________________,

being the registered holder(s) of _____________________ ordinary shares1, par value US$0.00125 per share, of Trip.com Group Limited (the “Company”), hereby appoint the Chairman of the Annual General Meeting2 or ________________________ of __________________________________________________________________

as my/our proxy to attend and act for me/us at the Annual General Meeting (or at any adjourned or postponed meeting thereof) of the Company to be held at Building 16, 968 Jin Zhong Road, Shanghai 200335, People’s Republic of China on June 30, 2023 at 2:00 p.m. (Hong Kong time), and in the event of a poll, to vote for me/us as indicated below, or if no such indication is given, as my/our proxy thinks fit3.

No.	RESOLUTION	FOR[3]	AGAINST[3]	ABSTAIN[3]
1.	as a special resolution, THAT the Company’s Third Amended and Restated Memorandum of Association and Articles of Association (the “Current M&AA”) be amended and restated by their deletion in their entirety and by the substitution in their place of the Fourth Amended and Restated Memorandum of Association and Articles of Association in the form as attached to the Notice of Annual General Meeting as Exhibit B (the “Amended M&AA”).

You may instruct your proxy to vote some or all of the shares in respect of which the proxy is appointed either for or against any resolution and/or abstain from voting as such proxy need not cast the votes in respect of your shares in the same way on any resolution. In this case, please specify in the voting boxes above the number of shares in respect of which your proxy is to vote for or against or to abstain in respect of each resolution.

If you have appointed more than one proxy, please specify in the voting boxes above the number of shares in respect of which each proxy is entitled to exercise the related votes. If you do not complete this information, the first person listed above shall be entitled to exercise all the votes in relation to the relevant resolution. If you have appointed more than one proxy, the first person listed above shall be entitled to vote on a show of hands.

Dated _______________, 2023	Signature(s) [4]____________________

[1]

Please insert the number of shares registered in your name(s) to which this proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).

[2]

If any proxy other than the Chairman of the Annual General Meeting is preferred, strike out the words “the Chairman of the Annual General Meeting or” and insert the name and address of the proxy desired in the space provided. A shareholder may appoint one or more proxies to attend and vote in his/her stead. Any alteration made to this form of proxy must be initialed by the person(s) who sign(s) it.

[3]

IMPORTANT: If you wish to vote for a particular resolution, tick the appropriate box marked “FOR.” If you wish to vote against a particular resolution, tick the appropriate box marked “AGAINST.” If you wish to abstain from voting on a particular resolution, tick the appropriate box marked “ABSTAIN.” If you do not complete this section, your proxy will vote or abstain at his/her discretion, as he/she will on any other business that may be raised at the Annual General Meeting.

[4]

This form of proxy must be signed by you or your attorney duly authorized in writing or, in the case of a corporation, must be either under seal or executed under the hand of an officer or attorney duly authorized to sign the same.

NOTES

IF YOU HAVE EXECUTED A STANDING PROXY, YOUR STANDING PROXY WILL BE VOTED AS INDICATED IN NOTE 2 BELOW, UNLESS YOU ATTEND THE AGM IN PERSON OR COMPLETE AND SEND IN THIS FORM APPOINTING A SPECIFIC PROXY.

1	A proxy need not be a shareholder of the Company. A shareholder entitled to attend and vote at the AGM is entitled to appoint one or more proxies to attend and vote in his/her stead.

2

Any standing proxy previously deposited by a shareholder with the Company will be voted in favour of the resolution to be proposed at the AGM unless revoked prior to the AGM or the shareholder attends the AGM in person or completes and returns this form appointing a specific proxy.

3

Whether or not you propose to attend the relevant meeting(s) in person, you are strongly advised to complete and return this form of proxy in accordance with these instructions. To be valid, this form must be completed and deposited (together with any power of attorney or other authority under which it is signed or a notarially certified copy of that power or authority) at Computershare Hong Kong Investor Services Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong as soon as possible and in any event not later than 48 hours before the time for holding the AGM or any adjourned meeting thereof. Returning this completed form of proxy will not preclude you from attending the AGM and voting in person if you so wish.

4

If two or more persons are jointly registered as holders of a share, the vote of the senior person who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of other joint holders. For this purpose seniority shall be determined by the order in which the names stand on the Company’s register of shareholders in respect of the relevant shares. The senior holder should sign this form, but the names of all other joint holders should be stated on the form in the space provided.

5	If this form is returned without an indication as to how the proxy shall vote, the proxy will exercise his/her discretion as to whether he/she votes and if so how.

6

This form of proxy is for use by shareholders only. If the appointor is a corporate entity this form of proxy must either be under its seal or under the hand of some officer or attorney duly authorised for that purpose.

7	A proxy may vote on a show of hands or on a poll.